Exhibit 99.4

Letter to Bayer AG Seeds and Traits Employees:

Dear Colleagues:

As you all know, we announced our intention to acquire Monsanto.

This is an exciting time for Bayer, especially for those of us in Crop Science. Our Seeds and Traits business has seen significant growth over the last few years demonstrating Bayer’s success with our current integrated solutions for farmers. I am proud of the business success we have had but even more of the talented and passionate people in our organization who made all of this happen. The proposed transaction is a demonstration of how important Seeds and Traits are for the Crop Science business — today and even more so in the future.

I do understand that news like this can raise many questions and concerns for each of you. While it’s too early to provide answers to every question as this announcement was not a formal agreement, rather an announcement about our intentions, I thought I would take the opportunity to address the top questions I have heard over the last few days.

1.              What will happen to the current Global Seeds headquarters?
The Global S&T and NA Commercial headquarters would be based in St. Louis, Missouri, but RTP remains an important location as well as other locations throughout the US. Right now, it’s too early in the process to further detail out the specifics and the best thing we can do is stay focused on delivery on our current business goals.

2.              Do we know what businesses will need to be divested?
The businesses are highly complementary regarding geography and segments. We don’t have to sell businesses to finance the deal and are convinced and committed to being able to resolve any potential regulatory concerns.

In the meantime, the best thing we can do is stay focused on the business and our current goals at hand.

3.              How will the Monsanto brand and reputation in the market and with general consumers impact Bayer’s reputation and brand?
It is our strong belief that Bayer’s heritage of sustainability, transparency and corporate citizenship will make us the best possible owner for Monsanto’s business and will be an important prerequisite to bring both successful businesses forward.

4.              How will the Monsanto culture fit with the Bayer culture?
Both companies are driven by a strong culture of innovation and science. And that is required to address the main challenge in agriculture, namely the combat for affordable and healthy food.

It is an extraordinary opportunity for us to turn a great business into a world leader and deliver a transformational step in our life science focus. We are convinced that our heritage of transparency and sustainability allows us to transform Monsanto which can operate highly successful under the Bayer umbrella.

The question and answer tool is available and I encourage you to submit your questions. I will continue to share updates as I can throughout this process. http://de.bayernet.cnb/en/service/news-overview/global/2016/05/23/qa-platform.aspx

In the meantime, here are a few things to remember as we move forward with this process.

•                  Social Media: Please also do not comment on Social Media. Please re-tweet the main tweet from @Bayer4Crops, particularly if you see these topics being mentioned in your online communities.

•                  Website: You should review the transaction website and feel free to direct others to this site for more information: www.advancingtogether.com

•                  Click here to read the press release.

•                  Find a summary of the facts here.

•                  Watch the video messages from our Chairman of the Board of Management, Werner Baumann, and Head of the Crop Science division, Liam Condon.

•                  The Communication Guidelines are attached as a reminder for you.

For additional support, you can always email: project-team@bayer.com

I appreciate your commitment and passion for the business and the best thing we can continue to do is focus on our goals and business growth in front of us.

Thank you again for your commitment and your understanding during this process.

Best regards,

[Signature]

Communication Guidelines

Please read the list of “Important DOs and DON’Ts” which will be distributed to all Bayer employees to help guide them in their conversations with business partners and colleagues.

IMPORTANT DOS AND DON’TS

DO perform your job as normal and in a ‘business as usual’ manner until there are further updates. We are committed to keeping you updated throughout the process

DO continue to stay up-to-date on this potential combination by visiting the intranet and our dedicated transaction website which contains the most recent information www.advancingtogether.com

DO refer customers, suppliers and other partners to our dedicated transaction website should they have questions. This website serves as an information resource and will continue to be updated as we move through the process

DO direct all questions from third parties (e.g., media, public authorities, etc.) to the Communications Center email address: project-team@bayer.com

DO ask questions if you are uncertain about any aspects of the potential transaction and its implications. You can use the Q&A platform available on the intranet or email project-team@bayer.com

DON’T amend the contents or wording of any materials relating to the transaction. For legal reasons, it is critical to stick to the official messages

DON’T speculate on the proposed transaction or its possible implications, either with your colleagues or with anyone you speak with outside the company, including on social media

DON’T engage with Monsanto employees any differently than you would with employees of other competitors; if in any doubt, discuss with your manager prior to interaction

DON’T exchange commercially sensitive information such as prices, information on products or future marketing plans with Monsanto employees; we have not reached an agreement with Monsanto on this transaction, and we must continue to operate as two separate companies

DON’T create the appearance of a combined business, coordinate business decisions or align business behavior in the market with Monsanto, even informally; we have not reached an agreement with Monsanto on this transaction

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.